Exhibit 99.67

FOR IMMEDIATE RELEASE

Millennial Esports Announces Name Change and Share Consolidation

TORONTO, ON, October 16, 2019 — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) – Millennial is proceeding to change its name to Torque Esports Corp. and consolidate its common shares on the basis of five (5) pre-consolidated common shares to one (1) post-consolidated common share (the “Consolidation”). The Company’s common shares will commence trading under its new name and on a postconsolidated basis under the ticker symbol “GAME” effective at market opening on Friday October 18, 2019.

Immediately prior to completion of the Consolidation, the Company has 11,732,950 common shares issued and outstanding. After giving effect to the Consolidation, the Company will have approximately 2,346,590 common shares issued and outstanding, subject to the rounding of fractional common shares.

No fractional common shares will be issued as a result of the Consolidation. All fractional common shares resulting from the Consolidation will be rounded down to the nearest whole number of common shares. The Company’s outstanding incentive stock options, convertible debentures and warrants will be adjusted on the same basis (5:1) to reflect the Consolidation in accordance with their respective terms, with proportionate adjustments being made to exercise prices.

Registered shareholders will receive a letter of transmittal from the Company’s transfer agent, Computershare Investor Services Inc., providing instructions on how to exchange their share certificates representing preConsolidation common shares for new share certificates or Direct Registration Advice (DRS) representing post-Consolidation common shares to which they are entitled as a result of the Consolidation. No action is required by non-registered shareholders (shareholders who hold their common shares through an intermediary) to effect the Consolidation.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spainbased wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com

705.446.6630

Investor Contact

CEO, President, Director

Darren Cox

darrencox@millennialesports.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.